Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.50% Notes due 2008

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrant.

Registrant Fee		0
Fiscal and Paying Agent fees and expenses		7,500
Listing fees		5,000
Printing expenses		32,160

Total	US$	44,660